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U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 10-K/A

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(Mark One)

☒	ANNUAL REPORT PURSUANT TO UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For Fiscal Year Ended: December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number: 333-148190

MOJO Organics, Inc.
(Exact name of registrant as specified in its charter)

Delaware	26-0884348
(State or other jurisdiction of	(IRS Employer Identification No.)
incorporation or organization)

101 Hudson Street, 21st Floor
Jersey City, New Jersey	07302
(Address of principal executiveoffices)	(Postal Code)

Registrant’s telephone number: (201) 633-6519

Securities registered under Section 12(b) of the Act: None

Securities registered under Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐     No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.

Yes ☒     No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☐    No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☒     No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.    ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a smaller reporting company. See the definitions of the “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer	☐	Accelerated Filer	☐

Non-Accelerated Filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐     No ☒

As of June 30, 2013 (the last day of the registrant’s most recently completed second fiscal quarter), the aggregate market value of the registrant’s common stock (based on its reported last sale price on such date of $3.25 per share) held by non-affiliates of the registrant was $22,874,267.

On April 14, 2014, there were 15,419,893 shares of the registrant's common stock, par value $0.001, issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None.

TABLE OF CONTENTS

		Page
Forward Looking Information
EXPLANATORY NOTE		2
PART II
Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operation	2
Item 9A.	Controls and Procedures	4
PART IV
Item 15.	Exhibits, Financial Statement Schedules	6

SIGNATURES		7

1

EXPLANATORY NOTE

This Amendment No. 2 to the Annual Report on Form 10-K of MOJO Organics, Inc. (“Company”) for the fiscal year ended December 31, 2013 is being filed to reflect the changes to the following items in response to a comment letter received by the Company from the Securities and Exchange Commission:

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Item 9A – Controls and Procedures

PART II

ITEM 7.   MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is provided in addition to the accompanying consolidated financial statements and notes to assist readers in understanding our results of operations, financial condition and cash flows. MD&A is organized as follows:

·	Critical Accounting Policies — Accounting policies that we believe are important to understanding the assumptions and judgments incorporated in our reported financial results and forecasts.
·	Results of Operations — Analysis of our financial results comparing the year ended December 31, 2013 to 2012. Liquidity and Capital Resources — Analysis of changes in our cash flows, and discussion of our financial condition and potential sources of liquidity.

This report includes a number of forward looking statements that reflect our current views with respect to future events and financial performance.  Forward looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events.  You should not place undue certainty on these forward looking statements, which apply only as of the date of this annual report.  These forward looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

Critical Accounting Policies

We have prepared our financial statements in conformity with accounting principles generally accepted in the United States, which requires management to make significant judgments and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. We base these significant judgments and estimates on historical experience and other applicable assumptions we believe to be reasonable based upon information presently available. These estimates may change as new events occur, as additional information is obtained and as our operating environment changes. These changes have historically been minor and have been included in the financial statements as soon as they became known. Actual results could materially differ from our estimates under different assumptions, judgments or conditions.

All of our significant accounting policies are discussed in Note 2, Summary of Significant Accounting Policies, to our financial statements, included elsewhere in this Annual Report. We have identified the following as our critical accounting policies and estimates, which are defined as those that are reflective of significant judgments and uncertainties, are the most pervasive and important to the presentation of our financial condition and results of operations and could potentially result in materially different results under different assumptions, judgments or conditions.

We believe the following critical accounting policies reflect our more significant estimates and assumptions used in the preparation of our financial statements:

Use of Estimates — The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Stock-based Compensation — ASC Topic 718, “Accounting for Stock-Based Compensation” prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options, restricted stock, employee stock purchase plans and stock appreciation rights.

ASC Topic 718 requires employee compensation expense to be recorded using the fair value method. The Company accounts for employee stock based compensation in accordance with the provisions of ASC Topic 718. For non-employee options and warrants, the company uses the fair value method as prescribed in ASC Topic 718.

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Determining the appropriate fair value of the stock-based compensation requires the input of subjective assumptions, including the expected life of the stock-based payment and stock price volatility. The Company uses the Black-Scholes option-pricing option model to value its stock option awards which incorporate the Company’s stock price, volatility, U.S. risk-free rate, dividend rate, and estimated life.

Fair Value of Financial Instruments — Our short-term financial instruments, including cash, accounts payable and other liabilities, consist primarily of instruments without extended maturities. We believe that the fair values of our current assets and current liabilities approximate their reported carrying amounts.

Recent Accounting Pronouncements

Recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC, did not, or are not believed by management, to have a material impact on the Company's present or future financial statements.

Results of Operations

Years Ended December 31, 2013 and 2012

Revenues

The Company commenced sale of CHIQUITA TROPICALS™ in July 2013. Revenues from its products for the year ended December 31, 2013 were $159,144. Two distributors, Eastern Distributors and Wholesome Choice, Inc., covered the New York tri-state area and accounted for 98% of our sales in the 2013 fiscal year. The Company has agreements with both of these distributors, in the form of the Company’s standard distribution agreement. This form agreement provides for an initial term of one year, with automatic renewals for additional one year periods unless terminated after the initial one year term upon 60 days prior written notice by the Company. The standard distribution agreement provides the distributors with the nonexclusive right to distribute the Company’s products in the United States. To date, the Company has not awarded any exclusive territories under its distribution agreements. These agreements contemplate the setting of minimum purchase levels by the distributors in amounts to be mutually agreed upon by the parties. In some cases minimums have not been sent, in some cases minimum purchase commitments per territory range from 2,500 to 5,000 cases of product in the first year of distribution, and increase yearly. The agreements provide for certain allocations of marketing expenses between the Company and the distributors, with sales incentives and discounts shared on a 50/50 basis. Purchases are made under the agreements pursuant to purchase orders from time to time and on an order by order basis and the price paid by the distributor is as agreed to by the parties, historically, at a substantial discount to retail. Payment by the distributors is due within 30 days of receipt of the products. The distributors are not permitted to sell competing products during the terms of the agreement or for a period of six months after termination thereof and are not permitted to sell any product licensed from Chiquita during the term of the agreement or for a period of two years thereafter. These distributors sold to smaller distributors who in turn sold to retailers, making the product available to consumers. The Company had no revenue for the year ended December 31, 2012.

All of the Company’s revenues for the year ended December 31, 2013, were derived from the sale of products under the License Agreement under Chiquita Brands. The License Agreement with Chiquita Brands provides for minimum sale volume requirements for each six month contract period. Chiquita Brands may terminate the License Agreement should the Company fail to meet its minimum sales volume for any two consecutive contract periods. The Company did not meet its minimum sale volume requirement during the year ended December 31, 2013 and the six months ended June 30, 2014.

Cost of Revenues

Cost of Revenues includes production costs and raw material costs.  For the year ended December 31, 2013, cost of revenues was $139,741, or 88% of sales.

Operating Expenses

For the year ended December 31, 2013, operating expenses were $2,791,761, an increase of $1,193,695 or 75% over operating expenses for the year ended December 31, 2012 of $1,598,066.  This increase was primarily the result of our launching commercial operations in the year ended December 31, 2013 and consisted primarily of  increases in (a) advisory service fees and consulting fees, which were paid in stock, with the vested portion thereof having a fair market value of $964,162 for the year ended December 31, 2013 as compared to $157,500 during the year ended December 31, 2012,  (b) marketing, promotional, licensing and related fees, which were $381,081 for the year ended December 31, 2013 as compared to zero during the year ended December 31, 2012 and  (c) salaries and related payroll fees, which were $321,622 during the year ended December 31, 2013 as compared to $81,839 during the year ended December 31, 2012.

3

Liquidity and Capital Resources

Liquidity

During the year ended December 31, 2013, the Company received cash proceeds of $412,134 from the sale of its Series A Preferred Stock.  In addition, cash proceeds of $448,681 were realized as a result of the Company’s private placement offering in May and June 2013.  The aggregate amount realized from these two offerings was $860,815.  The Company utilized the majority of these funds for the development and production of its first production runs, as well as to promote and market the business.  Additionally, the Company used some of the funds for administrative costs, including legal fees, audit fees and compensation costs.

Subsequent to the year ended December 31, 2013, the Company received additional cash proceeds of $1,835,000 from the sale of Common Stock and warrants to purchase Common Stock in concurrent private placements consummated in March 2014. See Note 10 to the Consolidated Financial Statements for additional information about this transaction.

The Company utilizes third party production facilities and outsources its logistics.  These services are performed on an as-needed basis.  There are no minimum payments or contractual obligations associated with these services.

Working Capital Needs

As a result of the financing in March 2014, the Company believes it has sufficient cash to fund the operations of the Company for the next twelve months.  Our business prospects are difficult to predict, however, due to our limited operating history.  Our auditors have included an explanatory paragraph in their report on our consolidated financial statements relating to the uncertainty of our business as a going concern, due to our limited operating history and our lack of historical profitability.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act of 1934 (the “Exchange Act”) is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Under the supervision and with the participation of the Company’s senior management, consisting of the Company’s principal executive and financial officer and the Company’s principal accounting officer, the Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of the end of the period covered by this report (the “Evaluation Date”). Based on this evaluation, the Company’s principal executive and financial officer and the Company’s principal accounting officer concluded, as of the Evaluation Date, that the Company’s disclosure controls and procedures were effective.

Although we have voluntarily filed Exchange Act reports in the past, we have historically had difficulty timely compiling the information necessary for such reports given our limited accounting staff and resources. Our ability to file our Exchange Act reports as and when required will be part of our evaluation of our internal controls and procedures. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required.

Management’s Annual Report on Internal Control over Financial Reporting

The management of MOJO Organics, Inc. is responsible for establishing and maintaining an adequate system of internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes of accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives. In evaluating the effectiveness of our internal control over financial reporting, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this evaluation, our officers concluded that, during the period covered by this annual report, our internal controls over financial reporting were operating effectively.

4

As previously reported, the Company does not have an audit committee and is not currently obligated to have one. Although it remains management’s view that such a committee is an important internal control over financial reporting, management does not believe that the lack of an audit committee could result in a material misstatement in the Company’s financial statements in the near future. Accordingly, management has concluded that this deficiency alone does not constitute a material weakness in the Company’s internal control over financial reporting, and has considered the foregoing in its determination that the Company’s internal controls over financial reporting and its disclosure controls and procedures were effective as of the Evaluation Date.

Attestation Report

This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting as such report is not required for non-accelerated filers.

Changes in Internal Control over Financial Reporting

There was no change in our internal controls over financial reporting during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

5

Item 15.   Exhibits

The following Exhibits are being filed with this Annual Report on Form 10-K/A:

Exhibit No.	SEC Report Reference Number	Description

31.1/31.2	*	Certification of Chief Executive Officer and Chief Financial Officer, pursuant to SEC Rules 13a-14(a) and 15d-14(a), adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32	**	Certification of Chief Executive Officer and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith.

** Furnished herewith.  This certification is being furnished and shall not be deemed “filed” with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

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SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2014
MOJO ORGANICS, INC.
By:	/s/ Glenn Simpson
	Name:	Glenn Simpson
	Title:	Chief Executive Officer (Principal Executive Officer and Principal Financial Officer)

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Glenn Simpson	Director, Chief Executive Officer and Chairman (Principal Executive and Principal Financial Officer)	September 24, 2014
Glenn Simpson

/s/ Marianne Vignone	Controller (Principal Accounting Officer)	September 24, 2014
Marianne Vignone

/s/Jeffrey A. Devlin	Director	September 24, 2014
Jeffrey A. Devlin

/s/ Richard X. Seet	Director	September 24, 2014
Richard X. Seet

/s/ Peter Spinner	Chief Operating Officer and Director	September 24, 2014
Peter Spinner

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